Exhibit 99.5

Extraordinary General Meeting of Shareholders ADS CUSIP No.: ADS Record Date: Meeting Specifics: Meeting Agenda: Depositary: Deposit Agreement: Deposited Securities: Custodian: 74767N107.* October 2, 2025. Extraordinary General Meeting to be held on at 3:00 p.m. Beijing time on Thursday, November 6, 2025 at 13/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, China (the " Meeting "). Please refer to the Company’s Notice of Meeting available at http://ir.quantasing.com . Citibank, N.A. Deposit Agreement, dated as of January 24, 2023 by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder. Class A ordinary shares of the Company. Citibank, N.A. - Hong Kong. *ADS CUSIP No. is provided as a convenience only and without any liability for accuracy. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded . The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs . Under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, a poll may be demanded by (a) the chairman of the meeting or (b) any shareholder present in person or by proxy and having the right to vote on the resolution . Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities . Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows : (a) in the event voting takes place at a shareholders’ meeting by a show of hands, the Depositary will instruct the Custodian to refrain from voting and the voting instructions (or the deemed voting instructions, as set out herein) received from Holders of ADSs shall lapse, and (b) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs or as otherwise contemplated herein . For the avoidance of doubt, if voting is by poll and if the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a proxy to a person designated by the Company to vote the Deposited Securities in a manner consistent with the recommendation(s) made by the Company’s board of directors as set forth in the proxy statement or other voting materials in connection with the matter(s) submitted for voting ; provided, however, that no such proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected . Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (a) in the case voting is by show of hands, in which case the Depositary will instruct the Custodian to refrain from voting, and (b) as otherwise contemplated in Section 4 . 10 of the Deposit Agreement) . Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein . If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to give a proxy to a person designated by the Company to vote the Deposited Securities in a manner consistent with the recommendation(s) made by the Company’s board of directors as set forth in the proxy statement or other voting materials in connection with the matter(s) submitted for voting ; provided, however, that no such proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected . Notwithstanding anything to the contrary contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of the shareholders . Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein. 2025 VOTING INSTRUCTIONS The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on October 31, 2025 for action to be taken. AMERICAN DEPOSITARY SHARES QUANTASING GROUP LIMITED (the “ Company ”)

A Issues QUANTASING GROUP LIMITED For Against B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed . If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the Depositary will deem such Holder to have instructed the Depositary to give a proxy to a person designated by the Company to vote the Deposited Securities in a manner consistent with the recommendation(s) made by the Company’s board of directors as set forth in the proxy statement or other voting materials in connection with the matter(s) submitted for voting ; provided, however, that no such proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected . If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue . Please be sure to sign and date this Voting Instructions Card . Please sign your name to the Voting Instructions exactly as printed . When signing in a fiduciary or representative capacity, give full title as such . Where more than one owner, each MUST sign . Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such . Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy) Proposal 1 Proposal 2 PROPOSALS Change of Name of the Company and Adoption of Dual Foreign Name. By way of special resolutions: 1) a) b) THAT the Company’s name be changed from QuantaSing Group Limited to Here Group Limited; and THAT ཷỖዋ䳶ഒᴹ䲀ޜਨ be adopted as the dual foreign name of the Company. 2) Adoption of Third Amended and Restated Memorandum and Articles of Association of the Company. By way of a special resolution: THAT subject to the approval of Resolution 1, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in the entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association. The Company has informed the Depositary that the Board of Directors of the Company recommends a vote "FOR" the proposals.